UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VPC Impact Acquisition Holdings II

(Name of Issuer)

Common Stock – Class A

(Title of Class of Securities)

G9460L126

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9460L126

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,236,427
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
2,236,427

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,236,427
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No. G9460L126

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,236,427
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
2,236,427

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,236,427
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

CUSIP No. G9460L126

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,236,427
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
2,236,427

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,236,427
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No. G9460L126

1	NAMES OF REPORTING PERSONS
ALEC N. LITOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,236,427
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
2,236,427

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,236,427
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

VPC Impact Acquisition Holdings II (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

C/O MAPLES CORPORATE SERVICES LIMITED

PO BOX 309, UGLAND HOUSE

GEORGE TOWN E9 KY1-1104

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);

ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);

iii)	Supernova Management LLC (“Supernova Management”); and

iv)	Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the Shares (as defined herein) held for Magnetar Constellation Fund II, Ltd (“Constellation Fund II”), Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Systematic Multi-Strategy Master Fund Ltd (“Systematic Master Fund”), Magnetar Capital Master Fund Ltd (“Master Fund”) , Magnetar Discovery Master Fund Ltd ("Discovery Master Fund"), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Purpose Alternative Credit Fund Ltd ("Purpose Fund"), Magnetar SC Fund Ltd (“SC Fund”), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), a Delaware limited partnership; Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund - T LLC ("Purpose Fund - T"), Delaware limited liability companies; collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.

i)	Magnetar Financial is a Delaware limited liability company;

ii)	Magnetar Capital Partners is a Delaware limited partnership;

iii)	Supernova Management is a Delaware limited liability company; and

iv)	Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

G9460L126

Item 3	Reporting Person.

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 2,236,427 Shares. The amount consists of (A) 227,856 Shares held for the account of Constellation Fund II; (B) 785,312 Shares held for the account of Constellation Master Fund; (C) 127,000 Shares held for the account of Systematic Master Fund; (D) 64,196 Shares held for the account of Master Fund; (E) 10,759 Shares held for the account of Discovery Master Fund; (F) 266,520 Shares held for the account of Xing He Master Fund; (G) 113,928 Shares held for the account of Purpose Fund; (H) 177,000 Shares held for the account of SC Fund; (I) 303,136 Shares held for the account of Structured Credit Fund; (J) 122,064 Shares held for the account of Lake Credit Fund; and (K) 38,656 Shares held of the account of Purpose Fund - T. The Shares held by the Magnetar Funds represent approximately 8.74% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Item 4(b)	Percent of Class:

(i) As of December 31, 2021, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 8.74% of the total number of Shares outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC on January 3, 2022, there were approximately 25,578,466 Shares outstanding as of January 3, 2022).

Item 4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote :	2,236,427

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	2,236,427

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2022	magnetar financial llc

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: January 28, 2022	magnetar capital partners LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: January 28, 2022	supernova management llc

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: January 28, 2022	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Shares of VPC Impact Acquisition Holdings II dated as of December 31, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: January 28, 2022	magnetar financial llc

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: January 28, 2022	magnetar capital partners LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: January 28, 2022	supernova management llc

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: January 28, 2022	/s/ Alec N. Litowitz
Alec N. Litowitz